SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Linktone Ltd.

(Name of Issuer)
Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)
535925101

(CUSIP Number)
Hary Tanoesoedibjo
President Director
PT Media Nusantara Citra Tbk
Menara Kebon Sirih
Jl. Kebon Sirih 17-19
Jakarta, 10340
Indonesia
+62 21 390 0885
with a copy to:
James Redway
Latham & Watkins LLP
9 Raffles Place
#42-02, Republic Plaza
 Singapore 048619
(65) 6536-1161

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)
April 3, 2008

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box. ☐
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	535925101	Page	2	of	18 Pages

1	NAMES OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MNC International Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		240,000,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		240,000,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	240,000,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	57%

14	TYPE OF REPORTING PERSON

	CO

SCHEDULE 13D

CUSIP No.	535925101	Page	3	of	18 Pages

1	NAMES OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MNC International Middle East Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United Arab Emirates

	7	SOLE VOTING POWER

NUMBER OF		240,000,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		240,000,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	240,000,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	57%

14	TYPE OF REPORTING PERSON

	CO

SCHEDULE 13D

CUSIP No.	535925101	Page	4	of	18 Pages

1	NAMES OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PT Media Nusantara Citra Tbk

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Indonesia

	7	SOLE VOTING POWER

NUMBER OF		240,000,0000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		240,000,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	240,000,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	57%

14	TYPE OF REPORTING PERSON

	CO

SCHEDULE 13D

CUSIP No.	535925101	Page	5	of	18 Pages

1	NAMES OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PT Global Mediacom Tbk

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Indonesia

	7	SOLE VOTING POWER

NUMBER OF		240,000,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		240,000,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	240,000,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	57%

14	TYPE OF REPORTING PERSON

	CO

SCHEDULE 13D

CUSIP No.	535925101	Page	6	of	18 Pages

1	NAMES OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PT Bhakti Investama Tbk

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Indonesia

	7	SOLE VOTING POWER

NUMBER OF		240,000,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		240,000,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	240,000,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	57%

14	TYPE OF REPORTING PERSON

	CO

SCHEDULE 13D

CUSIP No.	535925101	Page	7	of	18 Pages
ITEM 1. SECURITY AND ISSUER.
     This statement relates to Ordinary Shares, par value $0.0001 per share (the “Ordinary Shares”), and American Depositary Shares (“ADSs”), as evidenced by American Depositary Receipts, each representing 10 Ordinary Shares, of Linktone, Ltd., a company incorporated with limited liability under the laws of the Cayman Islands (“Linktone”). Linktone’s principal executive offices are located at 12th Floor Cross Tower, 318 Fu Zhou Road, Huang Pu District, Shanghai, People’s Republic of China 200001.
ITEM 2. IDENTITY AND BACKGROUND.
     (a) – (c), (f) This Schedule 13D is being filed jointly by MNC International Ltd. (“MNC International”), MNC International Middle East Limited (“MNC Middle East”) and PT Media Nusantara Citra Tbk (“Media Nusantara”). In addition, PT Global Mediacom Tbk (“Global Mediacom”) is filing this Schedule 13D because it holds a majority of the outstanding shares of Media Nusantara, and PT Bhakti Investama Tbk (“Bhakti” and, together with Global Mediacom, MNC International, MNC Middle East and Media Nusantara, the “Reporting Persons”) is filing this Schedule 13D because it holds a majority of the outstanding shares of Global Mediacom. As a result of the foregoing relationships, each of Global Mediacom and Bhakti has indirect beneficial ownership of the Ordinary Shares reported as beneficially owned by Media Nusantara, MNC Middle East and MNC International. Each of Global Mediacom and Bhakti disclaims beneficial ownership of Ordinary Shares held by MNC International, and the filing of this Schedule 13D shall not be construed as an admission that either Global Mediacom or Bhakti is the beneficial owner of any such securities.
     MNC International is a company incorporated under the laws of the Cayman Islands. MNC International is a wholly-owned subsidiary of MNC Middle East, formed solely for the purpose of acquiring a majority ownership interest in Linktone. MNC International’s principal offices are located at Menara Kebon Sirih, Jl. Kebon Sirih 17-19, Jakarta, 10340, Indonesia.
     MNC Middle East is a company incorporated under the laws of the United Arab Emirates. MNC Middle East is a wholly-owned subsidiary of Media Nusantara, formed solely for the purpose of acquiring a majority ownership interest in Linktone. MNC Middle East’s principal offices are located at Menara Kebon Sirih, Jl. Kebon Sirih 17-19, Jakarta, 10340, Indonesia.
     Media Nusantara is a company incorporated with limited liability under the laws of the Republic of Indonesia. Media Nusantara is an integrated media company, and its principal businesses are television, radio and print media. Media Nusantara’s principal offices are located at Menara Kebon Sirih, Jl. Kebon Sirih 17-19, Jakarta, 10340, Indonesia.
     Global Mediacom is a company incorporated with limited liability under the laws of the Republic of Indonesia. Global Mediacom is an integrated media, broadcasting, entertainment and telecommunication group in Indonesia with operations that encompass content production, content distribution, television and radio broadcasting, newspaper, magazine, tabloids, telecommunication operator, mobile content aggregation, value added services provision, and IT system integration. Global Mediacom also holds a portfolio of other investments in the real estate and air transportation sectors. Global Mediacom’s principal offices are located at Menara Kebon Sirih, Jl. Kebon Sirih 17-19, Jakarta, 10340, Indonesia.
     Bhakti is a company incorporated with limited liability under the laws of the Republic of Indonesia. Bhakti is an investment holding company with interests in various business sectors, including financial services, multimedia and broadcasting, telecommunications and information technology and investment management. Bhakti’s principal offices are located at Menara Kebon Sirih, Jl. Kebon Sirih 17-19, Jakarta, 10340, Indonesia.
     Attached hereto as Schedule I, and incorporated herein by reference, is the name, business address, present principal occupation or employment and citizenship of each director and executive officer of MNC International, MNC Middle East, Media Nusantara, Global Mediacom and Bhakti.

SCHEDULE 13D

CUSIP No.	535925101	Page	8	of	18 Pages
     (d) and (e) During the last five years, none of MNC International, MNC Middle East, Media Nusantara, Global Mediacom or Bhakti, or any of their executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
     Pursuant to the acquisition agreement, dated as of November 28, 2007, by and among Media Nusantara and Linktone (as amended or modified from time to time, the “Acquisition Agreement”), Media Nusantara agreed to acquire no less than 51% of the total outstanding Ordinary Shares of Linktone calculated on a fully-diluted basis pursuant to: (i) a tender offer for Linktone ADSs and Ordinary Shares, aggregating up to 6,000,000 ADS (treating each Ordinary Share as one-tenth of an ADS for such purpose), at a price of $3.80 per ADS or $0.38 per Ordinary Share in cash, without interest, subject to withholding taxes required by law (the “Tender Offer”), and (ii) a subscription for not less than 180,000,000 and not more than 252,000,000 newly-issued Ordinary Shares, depending on the number of ADSs and Ordinary Shares accepted for payment in the Tender Offer, at a purchase price equivalent to the price paid for ADSs and Ordinary Shares accepted for payment in the Tender Offer ($0.38 per Ordinary Share) (the “Subscription”). Media Nusantara has assigned its rights and obligations under the Acquisition Agreement to MNC International.
     Pursuant to the Acquisition Agreement and the Tender Offer, on March 27, 2008, MNC International (i) accepted for payment 6,000,000 Linktone ADSs (treating each Ordinary Share as one-tenth of an ADS for such purpose), at a price of $3.80 per ADS or $0.38 per Ordinary Share in cash, without interest, subject to withholding taxes required by law, and (ii) immediately following the consummation of the Tender Offer, subscribed for and purchased from Linktone 180,000,000 newly-issued Ordinary Shares, at a purchase price equivalent to the price paid for ADSs and Ordinary Shares accepted for payment in the Tender Offer ($0.38 per Ordinary Share).
     The total consideration payable to Linktone or its shareholders in the Subscription and Tender Offer was approximately $91,200,000 million. Media Nusantara provided the necessary funds from its available cash and cash equivalents via a capital contribution to MNC Middle East which then contributed the funds to MNC International.
ITEM 4. PURPOSE OF TRANSACTION.
     As described in Item 3 above, which is incorporated into this Item 4 by reference, pursuant to the Acquisition Agreement, MNC International acquired control of Linktone through the acquisition of approximately 57.1% of Linktone’s total outstanding Ordinary Shares by means of the Tender Offer and the Subscription.
     In addition to acquiring a controlling interest in Linktone, Media Nusantara had the right, pursuant to the Acquisition Agreement, to designate nominees for election to Linktone’s board of directors, which nominees, if elected, would constitute a majority of Linktone’s board of directors, subject to and effective following the consummation of the Tender Offer and the Subscription. One of such Media Nusantara nominees would serve as Chairman of Linktone. In addition, pursuant to the Acquisition Agreement, Media Nusantara had the right to designate the Chief Executive Officer and Chief Financial Officer, and Linktone’s board of directors was obligated to appoint such persons to the positions to which they have been designated by Media Nusantara, subject to and effective following the consummation of the Tender Offer and the Subscription.
     Media Nusantara has designated Michael Guangxin Li to continue to serve as Chief Executive Officer of Linktone. Media Nusantara has initiated a search process for a new Chief Financial Officer and has not designated a Chief Financial Officer. At a special meeting of the Linktone shareholders on January 30, 2008, Linktone’s shareholders elected Media Nusantara’s nominees to Linktone’s board of directors, subject to and effective upon the

SCHEDULE 13D

CUSIP No.	535925101	Page	9	of	18 Pages
consummation of the Tender Offer and the Subscription. Six of Media Nusantara’s designees served as Linktone directors prior to the execution of the Acquisition Agreement, while four designees (Hary Tanoesoedibjo, Felix Ali Chendra, Sutanto Hartono, and Agus Mulyanto) were not affiliated with Linktone at the time of the special meeting. In addition to the election of Media Nusantara’s designees to Linktone’s board of directors, at the January 30, 2008 special meeting of Linktone’s shareholders, the shareholders approved an amendment to Linktone’s Amended and Restated Memorandum and Articles of Association requiring that material transactions between Linktone and any holder of 5% or more of Linktone’s share capital be approved by either (i) a majority of the disinterested directors of Linktone’s board of directors in the case of transactions valued at or above $1 million, or (ii) holders of a majority of Ordinary Shares held by Linktone’s disinterested shareholders present and voting at a general meeting of Linktone’s shareholders in the case of transactions valued at or above $10 million.
     As a result of MNC International’s acquisition of approximately 57.1% of Linktone’s outstanding Ordinary Shares, MNC International has the power to elect a majority of the members of Linktone’s board of directors and to determine the outcome of the vote with respect to substantially all matters presented to a vote of the holders of Linktone’s Ordinary Shares or by which such holders act by written consent. Media Nusantara has a strategic relationship with Linktone and anticipates that it will consult Linktone on matters of strategic importance to Linktone. Each of MNC International, MNC Middle East and Media Nusantara reserves the right to change its investment intent at any time in the future, including the right to acquire additional Ordinary Shares or ADSs in the open market or from Linktone in privately negotiated transactions, to dispose of all or a portion of the Ordinary Shares and/or ADSs it holds, or to change its intention with respect to any or all of the matters referred to in this Item 4.
     The reconstituted Linktone board of directors expects to work with Linktone’s management to evaluate and review Linktone and its business, assets, corporate structure, operations, properties and strategic alternatives. As a result of this evaluation, it is possible that Linktone’s board of directors could implement changes to Linktone’s business or capitalization that could involve consolidating and streamlining certain operations and reorganizing or disposing of other businesses and operations.
     Except as set forth herein, none of MNC International, MNC Middle East, Media Nusantara, Global Mediacom or Bhakti has any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. Each of MNC International, MNC Middle East, Media Nusantara, Global Mediacom and Bhakti reserves the right to formulate plans or make proposals, and take such action with respect to their investment in Linktone, including any or all of the items set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D and any other actions, as they may determine.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
     (a) and (b) MNC International is the direct beneficial owner of an aggregate of 240,000,000 Ordinary Shares (treating each ADS as 10 Ordinary Shares for the purpose of such calculation). This aggregate amount represents approximately 57.1% of the outstanding Ordinary Shares (treating each ADS as 10 Ordinary Shares for the purpose of such calculation). Because MNC International is a wholly-owned subsidiary of MNC Middle East and MNC Middle East is a wholly-owned subsidiary of Media Nusantara, MNC Middle East and Media Nusantara may be deemed to beneficially own 240,000,000 Ordinary Shares.
     In addition, because Global Mediacom owns a majority of the outstanding shares of Media Nusantara and because Bhakti owns a majority of the outstanding shares of Global Mediacom, each of Global Mediacom and Bhakti may be deemed to have indirect beneficial ownership of the 240,000,000 Ordinary Shares held by MNC International. Global Mediacom has sole voting and dispositive powers over the shares of Media Nusantara beneficially owned by it. Bhakti has sole voting and dispositive powers over the shares of Global Mediacom beneficially owned by it.
     Notwithstanding the foregoing, each of Global Mediacom and Bhakti disclaims beneficial ownership of the Ordinary Shares in which MNC International, MNC Middle East and Media Nusantara have beneficial ownership.

SCHEDULE 13D

CUSIP No.	535925101	Page	10	of	18 Pages
     Except as set forth in this Item 5(a) and (b), to the knowledge of MNC International, MNC Middle East, Media Nusantara, Global Mediacom and Bhakti, no person named in Schedule I hereto beneficially owns any Ordinary Shares.
     (c) Except as disclosed in this Schedule 13D, none of the Reporting Persons, nor any person identified in Schedule I, has effected any transaction in Ordinary Shares during the past 60 days.
     (d) Not applicable.
     (e) Not applicable

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
     Media Nusantara and Linktone entered into a confidentiality agreement (the “Confidentiality Agreement”), dated October 5, 2007, in connection with Media Nusantara’s evaluation of the potential business combination that resulted in the Acquisition Agreement. The Confidentiality Agreement includes a standstill provision. Pursuant to the standstill provision, Media Nusantara agreed that, among other things and for a period of 18 months, MNC would not, without Linktone’s prior consent, acquire or attempt to acquire any voting securities of Linktone, make or participate in any solicitation of proxies with respect to voting securities of Linktone, form or participate in any group of persons required to file a Schedule 13D with the SEC with respect to Linktone’s securities, make any public announcement of, or submit a proposal for, any transaction involving Linktone, or seek to control or influence Linktone’s management, board of directors or policies. References to, and descriptions of, the Confidentiality Agreement are qualified in their entirety by reference to the Confidentiality Agreement itself, which is included as Exhibit 4, and is incorporated herein in its entirety where such references and descriptions appear.
     Other than as described herein, and pursuant to the Acquisition Agreement, as amended, incorporated herein by reference and set forth as Exhibits 2 and 3 hereto, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons, or between such persons and any other person, with respect to the securities of Linktone.

SCHEDULE 13D

CUSIP No.	535925101	Page	11	of	18 Pages
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
1.	Joint Filing Agreement, dated April 3, 2008, by and among the Reporting Persons, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.
2.	Acquisition Agreement, dated as of November 28, 2007, by and among PT Media Nusantara Citra Tbk and Linktone (incorporated by reference to Exhibit A to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Linktone with the SEC on December 21, 2007).
3.	Amendment No. 1 to Acquisition Agreement, dated as of February 28, 2008, by and among PT Media Nusantara Citra Tbk, MNC International and Linktone (incorporated by reference to Exhibit (d)(3) of Amendment No. 1 to the Tender Offer Statement filed on Schedule TO-T/A by MNC International and Media Nusantara with the SEC on February 28, 2008).
4.	Confidentiality Agreement, dated as of October 5, 2007, by and between Linktone and MNC (incorporated by reference to Exhibit (d)(2) of the Tender Offer Statement filed on Schedule TO-T by MNC International and Media Nusantara with the SEC on February 6, 2008).

SCHEDULE 13D

CUSIP No.	535925101	Page	12	of	18 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MNC International Ltd.

By: Name:	/s/ Jarod Suwahjo Jarod Suwahjo
Title:	Director

MNC International Middle East Limited

By: Name:	/s/ Sutanto Hartono Sutanto Hartono
Title:	Director

PT Media Nusantara Citra Tbk

By: Name:	/s/ Hary Tanoesoedibjo Hary Tanoesoedibjo
Title:	President Director

PT Global Mediacom Tbk

By: Name:	/s/ Hary Tanoesoedibjo Hary Tanoesoedibjo
Title:	President Director

PT Bhakti Investama Tbk

By: Name:	/s/ Hary Djaja Hary Djaja
Title:	President Director
Dated: April 3, 2008

SCHEDULE 13D

CUSIP No.	535925101	Page	13	of	18 Pages
SCHEDULE I
COMMISSIONERS AND DIRECTORS OF
MNC AND THE PURCHASER
     The names of the Commissioners and Directors of MNC International Ltd., MNC International Middle East Limited, PT Media Nusantara Citra Tbk, PT Global Mediacom Tbk, and PT Bhakti Investama Tbk, their present principal occupations or employment and citizenship are set forth below. The business address of each of the Commissioners and Directors of MNC International Ltd., MNC International Middle East Limited, PT Media Nusantara Citra Tbk, PT Global Mediacom Tbk, and PT Bhakti Investama Tbk is c/o PT Media Nusantara Citra Tbk, Menara Kebon Sirih, Jl. Kebon Sirih 17-19, Jakarta, 10340, Indonesia.
MNC International Ltd.

Name	Country of Citizenship	Position
Hary Tanoesoedibjo	Indonesia	Director
Sutanto Hartono	Indonesia	Director
Stephen Kurniawan Sulistyo	Indonesia	Director
Jarod Suwahjo	Australia	Director
     Hary Tanoesoedibjo, Mr. Tanoesoedibjo is a Director of MNC International Ltd. and MNC International Middle East Limited and President Director and CEO of PT Media Nusantara Citra Tbk. Mr. Tanoesoedibjo is also Group Chairman of the controlling shareholder of PT Global Mediacom Tbk and PT Bhakti Investama Tbk. In addition, he currently holds positions in several companies, including President Director and CEO of PT Global Mediacom Tbk, President Director of PT Rajawali Citra Televisi Indonesia, and Commissioner of PT Mobile-8 Telecom Tbk and PT MNC Sky Vision (Indovision).
     Sutanto Hartono, Mr. Hartono is a Director of MNC International Ltd., MNC International Middle East Limited and PT Media Nusantara Citra Tbk. In addition, Mr. Hartono is the Vice President Director of PT Rajawali Citra Televisi Indonesia.
     Stephen Kurniawan Sulistyo, Mr. Sulistyo is a Director of MNC International Ltd. and PT Media Nusantara Citra Tbk. In addition, Mr. Sulistyo is a Commissioner of PT Media Nusantara Informasi and PT Cipta Televisi Pendidikan Indonesia. Outside the PT Media Nusantara Citra Tbk group, Mr. Sulistyo serves as a Director of PT Bhakti Investama Tbk.
Jarod Suwahjo, Mr. Suwahjo is a Director of MNC International Ltd. and MNC International Middle East Limited.
MNC International Middle East Limited

Name	Country of Citizenship	Position
Sutanto Hartono	Indonesia	Director
Muliawan Pahala Gupta	Indonesia	Director
Jarod Suwahjo	Australia	Director
Hary Tanoesoedibjo	Indonesia	Director
     Sutanto Hartono, Mr. Hartono is a Director of MNC International Middle East Limited, MNC International Ltd. and PT Media Nusantara Citra Tbk. In addition, Mr. Hartono is the Vice President Director of PT Rajawali Citra Televisi Indonesia.
     Muliawan Pahala Gupta, Mr. Gupta is a Director of MNC International Middle East Limited and PT Cipta Televisi Pendidikan Indonesia and a Commissioner of PT MNI Global.

SCHEDULE 13D

CUSIP No.	535925101	Page	14	of	18 Pages
Jarod Suwahjo, Mr. Suwahjo is a Director of MNC International Middle East Limited and MNC International Ltd.
     Hary Tanoesoedibjo, Mr. Tanoesoedibjo is a Director of MNC International Middle East Limited and MNC International Ltd. and President Director and CEO of PT Media Nusantara Citra Tbk. Mr. Tanoesoedibjo is also Group Chairman of the controlling shareholder of PT Global Mediacom Tbk and PT Bhakti Investama Tbk. In addition, he currently holds positions in several companies, including President Director and CEO of PT Global Mediacom Tbk, President Director of PT Rajawali Citra Televisi Indonesia, and Commissioner of PT Mobile-8 Telecom Tbk and PT MNC Sky Vision (Indovision).
PT Media Nusantara Citra Tbk

Name	Country of Citizenship	Position
Rosano Barack	Indonesia	President Commissioner
Bambang Rudijanto Tanoesoedibjo	Indonesia	Commissioner
Hary Djaja	Indonesia	Commissioner
Tito Sulistio	Indonesia	Commissioner
Widya Purnama	Indonesia	Independent Commissioner
Irman Gusman	Indonesia	Independent Commissioner
Hary Tanoesoedibjo	Indonesia	President Director
Sutanto Hartono	Indonesia	Director
Hidajat Tjandradjaja	Indonesia	Director
Stephen Kurniawan Sulistyo	Indonesia	Director
Agus Mulyanto	Indonesia	Director
Board of Commissioners
     Rosano Barack, Mr. Barack is the President Commissioner of PT Media Nusantara Citra Tbk and PT Global Mediacom Tbk. In addition, Mr. Barack also serves as a Director or Commissioner of several companies, including among others President Director of PT Plaza Indonesia Realty Tbk and President Director of PT Nusadua Graha International.
     Bambang Rudijanto Tanoesoedibjo, Mr. Tanoesoedibjo is a Commissioner of PT Media Nusantara Citra Tbk. In addition, Mr. Tanoesoedibjo is a Vice President Commissioner of PT Global Mediacom Tbk and a Commissioner of PT Rajawali Citra Televisi Indonesia. Outside the PT Media Nusantara Citra Tbk group, Mr. Tanoesoedibjo occupies the position of President Director of PT MNC Sky Vision (Indovision) and Commissioner of PT Bhakti Investama Tbk.
     Hary Djaja, Mr. Djaja is a Commissioner of PT Media Nusantara Citra Tbk and is also President Director of PT Bhakti Investama Tbk. In addition, Mr. Djaja is a Commissioner for several other companies, including PT Bhakti Capital Indonesia Tbk.
     Tito Sulistio, Mr. Sulistio is a Commissioner of PT Media Nusantara Citra Tbk. Mr. Sulistio is also the President Director of PT Radio Suara Monalisa and PT Radio Tridjaja Sakti, the Vice President Director of PT Media Nusantara Informasi, and a Vice President Director of PT MNC Networks. In addition, Mr. Sulistio currently serves as a Commissioner of PT Hikmat Makna Aksara, PT Radio Mancasuara, PT Radio Suara Banjar Lazuardi and PT Radio Tiara Gempita, and as the President Commissioner of Siaran Radio Tjakra Awigra and PT Radio Prapance Buana Suara.
     Widya Purnama, Mr. Purnama is an Independent Commissioner of PT Media Nusantara Citra Tbk.
     Irman Gusman, Mr. Gusman is an Independent Commissioner of PT Media Nusantara Citra Tbk. Mr. Gusman currently serves as the Deputy of Regional Representatives in the Indonesian People’s Representative Assembly.

SCHEDULE 13D

CUSIP No.	535925101	Page	15	of	18 Pages
Board of Directors
     Hary Tanoesoedibjo, Mr. Tanoesoedibjo is President Director and CEO of PT Media Nusantara Citra Tbk and a Director of MNC International Ltd. and MNC International Middle East Limited. Mr. Tanoesoedibjo is also Group Chairman of the controlling shareholder of PT Global Mediacom Tbk and PT Bhakti Investama Tbk. In addition, he currently holds positions in several companies, including President Director and CEO of PT Global Mediacom Tbk, President Director of PT Rajawali Citra Televisi Indonesia, and Commissioner of PT Mobile-8 Telecom Tbk and PT MNC Sky Vision (Indovision).
     Sutanto Hartono, Mr. Hartono is a Director of PT Media Nusantara Citra Tbk, MNC International Ltd. and MNC International Middle East Limited. In addition, Mr. Hartono is the Vice President Director of PT Rajawali Citra Televisi Indonesia.
     Hidajat Tjandradjaja, Mr. Tjandradjaja is a Director of PT Media Nusantara Citra Tbk. Mr. Tjandradjaja is also the Vice President Director of PT Global Mediacom Tbk.
     Stephen Kurniawan Sulistyo, Mr. Sulistyo is a Director of PT Media Nusantara Citra Tbk. In addition, Mr. Sulistyo is a Director of MNC International Ltd. and PT Bhakti Investama Tbk. Mr. Sulistyo is also a Commissioner of PT Media Nusantara Informasi and PT Cipta Televisi Pendidikan Indonesia.
     Agus Mulyanto, Mr. Mulyanto is a Director of PT Media Nusantara Citra Tbk. In addition, Mr. Mulyanto is President Director and CEO of PT Elektrindo Nusantara.
     MNC has no executive officers other than its directors.
PT Global Mediacom Tbk

Name	Country of Citizenship	Position
Rosano Barack	Indonesia	President Commissioner
Bambang Rudijanto Tanoesoedibjo	Indonesia	Vice President Commissioner
M. Tachril Sapi’ie	Indonesia	Commissioner
Bambang Trihatmodjo	Indonesia	Commissioner
John A. Prasetio	Indonesia	Independent Commissioner
M. Idwan Ganie	Indonesia	Independent Commissioner
Kardinal A. Karim	Indonesia	Independent Commissioner
Hary Tanoesoedibjo	Indonesia	President Director
Hidajat Tjandradjaja	Indonesia	Vice President Director
A. Edwin Kawilarang	Indonesia	Director
M. Budi Rustanto	Indonesia	Director
Djoko Leksono Sugiarto	Indonesia	Director
Board of Commissioners
     Rosano Barack, Mr. Barack is the President Commissioner of PT Global Mediacom Tbk and PT Media Nusantara Citra Tbk. In addition, he also serves as a Director or Commissioner of several companies, including among others President Director of PT Plaza Indonesia Realty Tbk and President Director of PT Nusadua Graha International.
     Bambang Rudijanto Tanoesoedibjo, Mr. Tanoesoedibjo is the Vice President Commissioner of PT Global Mediacom Tbk. In addition, Mr. Tanoesoedibjo is a Commissioner of PT Media Nusantara Citra Tbk and a Commissioner of PT Rajawali Citra Televisi Indonesia. Outside the PT Media Nusantara Citra Tbk group,

SCHEDULE 13D

CUSIP No.	535925101	Page	16	of	18 Pages
Mr. Tanoesoedibjo occupies the position of President Director of PT MNC Sky Vision (Indovision) and Commissioner of PT Bhakti Investama Tbk.
     M. Tachril Sapi’ie, Mr. Sapi’ie has served as Commissioner of PT Global Mediacom Tbk since March 2000. He also occupies the position of President Commissioner of PT Rajawali Citra Televisi Indonesia and Vice President Commissioner of PT Plaza Indonesia Realty Tbk.
     Bambang Trihatmodjo. Mr. Trihatmodjo has served as Commissioner of PT Global Mediacom Tbk since 2004. He was also one of the founders of PT Global Mediacom Tbk.
     John A. Prasetio, Mr. Prasetio has been an Independent Commissioner of PT Global Mediacom Tbk since 2000. In addition, he is currently a member of the Board of Benefactors for the Indonesian World Wide Fund for Nature.
     M. Idwan Ganie, Mr. Ganie has been an Independent Commissioner of PT Global Mediacom Tbk since 2006. He also serves as the Chairman of the Association of Legal Consultant for Business Competition and as a member for the panel in Singapore International Arbitration Center (SIAC) and a Fellow in Singapore Institute of Arbitration (SIARB).
     Kardinal A. Karim. Mr. Karim has been an as Independent Commissioner of PT Global Mediacom Tbk since 2006.
Board of Directors
     Hary Tanoesoedibjo, Mr. Tanoesoedibjo is the President Director and CEO of PT Global Mediacom Tbk. In addition, Mr. Tanoesoedibjo is President Director and CEO of PT Global Mediacom Tbk. Mr. Tanoesoedibjo is also a Group Chairman of the controlling shareholder of PT Global Mediacom Tbk and PT Bhakti Investama Tbk, and Mr. Tanoesoedibjo is also President Director and CEO of PT Media Nusantara Citra Tbk. In addition, he currently holds positions in several companies, including Director of MNC International Ltd. and MNC International Middle East Limited, President Director of PT Rajawali Citra Televisi Indonesia, and Commissioner of PT Mobile-8 Telecom Tbk and PT MNC Sky Vision (Indovision).
     Hidajat Tjandradjaja, Mr. Tjandradjaja is the Vice President Director of PT Global Mediacom Tbk. In addition, he is a Director of PT Media Nusantara Citra Tbk.
     A. Edwin Kawilarang, Mr. Kawilarang has served as Director of PT Global Mediacom Tbk since 1998. He also serves as Corporate Secretary of PT Global Mediacom Tbk. In addition, Mr. Kawilarang is a Commissioner of PT Rajawali Citra Televisi Indonesia. He has been a member of Indonesia Legislative Assembly (MPR-RI) since 1997.
     M. Budi Rustanto, Mr. Rustanto has served as Director of PT Global Mediacom Tbk since 2004. In addition, Mr. Rustanto is President Director of PT Global Land Development.
     Mr. Djoko Leksono Sugiarto, Mr. Sugiarto has served as Director of PT Global Mediacom Tbk since 2004. Mr. Sugiarto is also a Director of PT Hyundai Mobil Indonesia.
PT Bhakti Investama Tbk

Name	Country of Citizenship	Position
Hary Tanoesoedibjo	Indonesia	President Commissioner
Nasrudin Sumintapura	Indonesia	Vice President Commissioner
Bambang Rudijanto Tanoesoedibjo	Indonesia	Commissioner
Ratna Endang Soelistiowati	Indonesia	Commissioner
Hartono Tanoesoedibjo	Indonesia	Commissioner
Hariyanto Tanusudibyo	Indonesia	Commissioner
Sedia Oetomo	Indonesia	Independent Commissioner

SCHEDULE 13D

CUSIP No.	535925101	Page	17	of	18 Pages

Name	Country of Citizenship	Position
Posma Lumban Tobing	Indonesia	Independent Commissioner
Hary Djaja	Indonesia	President Director
Stephen Kurniawan Sulistyo	Indonesia	Director
Oerianto Guyandi	Indonesia	Director
Beti Puspitasari Santoso	Indonesia	Director
Board of Commissioners
     Hary Tanoesoedibjo, Mr. Tanoesoedibjo is President Commissioner of PT Bhakti Investama Tbk. In addition, Mr. Tanoesoedibjo is President Director and CEO of PT Global Mediacom Tbk. Mr. Tanoesoedibjo is also Group Chairman of the controlling shareholder of PT Bhakti Investama Tbk and PT Global Mediacom Tbk. Mr. Tanoesoedibjo is also a Director of MNC International Ltd. and MNC International Middle East Limited and President Director and CEO of PT Media Nusantara Citra Tbk. In addition, he currently holds positions in several companies, including President Director of PT Rajawali Citra Televisi Indonesia and Commissioner of PT Mobile-8 Telecom Tbk and PT MNC Sky Vision (Indovision).
     Nasrudin Sumintapura, Mr. Sumintapura is Vice President Commissioner / Independent Commissioner of PT Bhakti Investama Tbk.
     Bambang Rudijanto Tanoesoedibjo, Mr. Tanoesoedibjo is a Commissioner of PT Bhakti Investama Tbk. In addition, Mr. Tanoesoedibjo is the Vice President Commissioner of PT Global Mediacom Tbk, a Commissioner of PT Media Nusantara Citra Tbk and PT Rajawali Citra Televisi Indonesia, and the President Director of PT MNC Sky Vision (Indovision).
     Ratna Endang Soelistiowati, Mrs. Soelistiowati is a Commissioner of PT Bhakti Investama Tbk.
     Hartono Tanoesoedibjo, Mr. Tanoesoedibjo is a Commissioner of PT Bhakti Investama Tbk. In addition, Mr. Tanoesoedibjo is a Commissioner of PT Citra Marga Nusaphala Persada Tbk and the President Director of PT Indonesia Air Transport Tbk.
     Hariyanto Tanusudibyo, Mr. Mr. Tanusudibyo is a Commissioner of PT Bhakti Investama Tbk.
     Sedia Oetomo, Mr. Oetomo is an Independent Commissioner of PT Bhakti Investama Tbk.
     Posma Lumban Tobing, Mr. Tobing is an Independent Commissioner of PT Bhakti Investama Tbk.
Board of Directors
     Hary Djaja, Mr. Djaja is the President Director of PT Bhakti Investama Tbk. In addition, Mr. Djaja holds positions in several companies, including Commissioner of PT Media Nusantara Citra Tbk and PT Bhakti Capital Indonesia Tbk.
     Stephen Kurniawan Sulistyo, Mr. Sulistyo is a Director of PT Bhakti Investama Tbk and MNC International Ltd. In addition, Mr. Sulistyo is a Director of PT Media Nusantara Citra Tbk, a Commisioner of PT Media Nusantara Informasi and a Commissioner of PT Cipta Televisi Pendidikan Indonesia.
     Oerianto Guyandi, Mr. Guyandi is a Director of PT Bhakti Investama Tbk..
     Beti Puspitasari Santoso, Mrs. Santoso is a Director of PT Bhakti Investama Tbk.

SCHEDULE 13D

CUSIP No.	535925101	Page	18	of	18 Pages
EXHIBIT INDEX
1.	Joint Filing Agreement, dated April 3, 2008, by and among the Reporting Persons, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.
2.	Acquisition Agreement, dated as of November 28, 2007, by and among PT Media Nusantara Citra Tbk and Linktone (incorporated by reference to Exhibit A to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Linktone with the SEC on December 21, 2007).
3.	Amendment No. 1 to Acquisition Agreement, dated as of February 28, 2008, by and among PT Media Nusantara Citra Tbk, MNC International and Linktone (incorporated by reference to Exhibit (d)(3) of Amendment No. 1 to the Tender Offer Statement filed on Schedule TO-T/A by MNC International and Media Nusantara with the SEC on February 28, 2008).
4.	Confidentiality Agreement, dated as of October 5, 2007, by and between Linktone and MNC (incorporated by reference to Exhibit (d)(2) of the Tender Offer Statement filed on Schedule TO-T by MNC International and Media Nusantara with the SEC on February 6, 2008).

Exhibit 1
JOINT FILING AGREEMENT
     In accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D with respect to the Ordinary Shares, par value $.0001 per share of Linktone Ltd., and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filing. The undersigned further agree that any amendments to such statement on Schedule 13D shall be filed jointly on behalf of each of them without the necessity of entering into additional joint filing agreements.
     The undersigned further agree that each party hereto is responsible for timely filing of such statement on Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness or accuracy of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.
     The undersigned shall not be deemed to admit membership in a group by reason of entering into this Joint Filing Agreement.
     This Joint Filing Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute but one agreement.
[Remainder of page intentionally blank; signature page follows]

     In evidence thereof the undersigned, being duly authorized, hereby execute this Joint Filing Agreement this 3rd day of April, 2008.

MNC International Ltd.

By:	/s/ Jarod Suwahjo

Name:	Jarod Suwahjo
Title:	Director

MNC International Middle East Limited

By:	/s/ Sutanto Hartono

Name:	Sutanto Hartono
Title:	Director

PT Media Nusantara Citra Tbk

By:	/s/ Hary Tanoesoedibjo

Name:	Hary Tanoesoedibjo
Title:	President Director

PT Global Mediacom Tbk

By:	/s/ Hary Tanoesoedibjo

Name:	Hary Tanoesoedibjo
Title:	CEO

PT Bhakti Investama Tbk

By:	/s/ Hary Djaja

Name:	Hary Djaja
Title:	President Director
[Signature Page to Joint Filing Agreement]